INHIBRX BIOSCIENCES, INC.
11025 N. Torrey Pines Road, Suite 140
La Jolla, CA 92037

May 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:             Jimmy McNamara and Suzanne Hayes

Re:	Inhibrx Biosciences, Inc. Form 10-12B File No. 001-42031

Dear Mr. McNamara and Ms. Hayes:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Inhibrx Biosciences, Inc. hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-42031) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 3:00 p.m., New York City time, on May 24, 2024, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Brian M. Janson at (212) 373-3588, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

Sincerely,

INHIBRX BIOSCIENCES, INC.

By:	/s/ Kelly Deck
	Name:	Kelly Deck
	Title:	Chief Financial Officer